UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

147154108

(CUSIP Number)

Lightyear Fund II, L.P.

375 Park Avenue, 11th Floor

New York, New York 10152

(212) 328-0555

Copies to: Caroline B. Gottschalk, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,438,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,438,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,438,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.31%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 47,047,420 shares of Common Stock of the Company outstanding as of January 28, 2011, as provided by the Company.

1.	Names of Reporting Persons. Lightyear Co-Invest Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,250
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,250
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.06%[2]
14.	Type of Reporting Person (See Instructions) PN

[2]	Based on 47,047,420 shares of Common Stock of the Company outstanding as of January 28, 2011, as provided by the Company.

1.	Names of Reporting Persons. Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,438,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,438,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,438,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.31%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Based on 47,047,420 shares of Common Stock of the Company outstanding as of January 28, 2011, as provided by the Company.

1.	Names of Reporting Persons. Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.38%[4]
14.	Type of Reporting Person (See Instructions) OO

[4]	Based on 47,047,420 shares of Common Stock of the Company outstanding as of January 28, 2011, as provided by the Company.

1.	Names of Reporting Persons. Marron & Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.38%[5]
14.	Type of Reporting Person (See Instructions) OO

[5]	Based on 47,047,420 shares of Common Stock of the Company outstanding as of January 28, 2011, as provided by the Company.

1.	Names of Reporting Persons. Chestnut Venture Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.38%[6]
14.	Type of Reporting Person (See Instructions) OO

[6]	Based on 47,047,420 shares of Common Stock of the Company outstanding as of January 28, 2011, as provided by the Company.

1.	Names of Reporting Persons. Donald B. Marron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.38%[7]
14.	Type of Reporting Person (See Instructions) IN

[7]	Based on 47,047,420 shares of Common Stock of the Company outstanding as of January 28, 2011, as provided by the Company.

This Statement on Schedule 13D (the “Schedule 13D”) is being filed jointly pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by (1) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”), (2) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest”), (3) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”), (4) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”), (5) Marron & Associates, LLC, a Delaware limited liability company (“Marron & Associates”), (6) Chestnut Venture Holdings, LLC, a Delaware limited liability company (“Chestnut Venture Holdings”) and (7) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), relating to the Common Stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 99709.

Item 2. Identity and Background

(a) – (c) This statement is being filed jointly by the Reporting Persons.

Lightyear Fund II is a private investment firm that invests in leveraged buyouts, recapitalizations and growth capital opportunities. The address of the principal business and principal office of Lightyear Fund II is 375 Park Avenue, 11th Floor, New York, New York 10152.

Co-Invest is a private investment firm that invests in leveraged buyouts, recapitalizations and growth capital opportunities. The address of the principal business and principal office of Co-Invest is 375 Park Avenue, 11th Floor, New York, New York 10152.

Lightyear Fund II GP is the general partner of Lightyear Fund II. The principal business of Lightyear Fund II GP is acting as general partner of Lightyear Fund II. The address of the principal business and principal office of Lightyear Fund II GP is 375 Park Avenue, 11th Floor, New York, New York 10152.

Lightyear Fund II GP Holdings is the general partner of Lightyear Fund II GP and Co-Invest. The principal business of Lightyear Fund II GP Holdings is acting as general partner of Lightyear Fund II GP and Co-Invest. The address of the principal business and principal office of Lightyear Fund II GP Holdings is 375 Park Avenue, 11th Floor, New York, New York 10152.

The managing member of Lightyear Fund II GP Holdings is Marron & Associates. The principal business of Marron & Associates is acting as managing member of Lightyear Fund II GP Holdings. The address of the principal business and principal office of Marron & Associates is 375 Park Avenue, 11th Floor, New York, New York 10152.

The sole member of Marron & Associates is Chestnut Venture Holdings. The principal business of Chestnut Venture Holdings is acting as the sole member of Marron & Associates. The address of the principal business and principal office of Chestnut Venture Holdings is 375 Park Avenue, 11th Floor, New York, New York 10152.

The managing member of Chestnut Venture Holdings is Mr. Donald B. Marron. The present principal occupation of Mr. Marron is as Chairman of Lightyear Capital, LLC. The business address of Mr. Marron is 375 Park Avenue, 11th Floor, New York, New York 10152. Mr. Marron is a United States citizen.

(d) – (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons or entities named in this Section 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The citizenship of each of the Reporting Persons and of each manager, sole member, managing member or general partner, as the case may be of Lightyear Fund II, Co-Invest, Lightyear Fund II GP, Lightyear Fund II GP Holdings, Marron & Associates, Chestnut Venture Holdings and Mr. Marron is set forth above in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transaction contemplated by the Amended and Restated Securities Purchase Agreement, dated as of November 16, 2010, as amended by the First Amendment, dated as of December 30, 2010, between the Company and BOTC Holdings LLC, a Delaware limited liability company (“Holdings”) (the “Purchase Agreement”), which amends and restates in its entirety the Securities Purchase Agreement between the same parties dated as of October 29, 2009, as amended, and the Assignment Agreement, dated as of January 28, 2011, among Holdings, Lightyear Fund II and Co-Invest (the “Assignment Agreement”), pursuant to which Holdings assigned its rights and obligations under the Purchase Agreement to Lightyear Fund II and Co-Invest, on January 28, 2011, Lightyear Fund II was issued 11,438,500 shares of Common Stock and Co-Invest was issued 30,250 shares of Common Stock for an aggregate purchase price of $45,875,000. The funds required for the payment of the purchase price were obtained from a capital call to limited partners of Lightyear Fund II and Co-Invest in respect of previously made commitments by their respective limited partners to provide such funds. The description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the complete text of the agreement.

A copy of the Purchase Agreement is attached to this statement on Schedule 13D as Exhibit 3 and a copy of the First Amendment is attached to this statement on Schedule 13D as Exhibit 4. The Purchase Agreement, as amended by the First Amendment, is incorporated herein by reference and all descriptions of the Purchase Agreement in this statement refer to the Purchase Agreement, as amended by the First Amendment. A copy of the Assignment Agreement is attached to this statement on Schedule 13D as Exhibit 5. The Assignment Agreement is incorporated herein by reference and all descriptions of the Assignment Agreement in this statement refer to the Assignment Agreement.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

On January 28, 2011, Lightyear Fund II purchased 11,438,500 shares of Common Stock and Co-Invest purchased 30,250 shares of Common Stock pursuant to the Purchase Agreement.

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this statement on Schedule 13D for investment purposes and may adjust such ownership depending on their ongoing review and evaluation of the business, financial position, capital requirements and prospects of the Company and the price level of the Common Stock, or such other factors as they may deem relevant (including general economic, market and industry conditions and prospects).

(a) Subject to certain customary conditions, the Company has granted Lightyear Fund II and Co-Invest preemptive rights on any subsequent offering of the Company’s securities at the same price (net of any underwriting discount or sales commissions) as such securities are proposed to be offered to others. Lightyear Fund II and Co-Invest will have such rights until such time as they or their affiliates cease to own 5% or more of the outstanding shares of Common Stock.

Pursuant to a Registration Rights Agreement, dated as of January 28, 2011, by and among the Company, Lightyear Fund II, Co-Invest and certain other investors (the “Registration Rights Agreement”), the Company has granted registration rights to Lightyear Fund II and Co-Invest. Any registration of securities pursuant to the Registration Rights Agreement will be effected by means of a shelf registration under the Securities Act of 1933. The Company has agreed that it will, as promptly as practicable and no later than 30 days after the closing date, prepare and file with the Securities and Exchange Commission a shelf registration statement covering all registrable securities (as defined in the Registration Rights Agreement) and use all reasonable best efforts to cause such shelf registration statement to be declared or be deemed effective.

The Company is not required to effect a registration pursuant to the Registration Rights Agreement (i) with respect to securities that are not registrable securities, (ii) during the period from and including the last day of a fiscal quarter of the Company to and including the business day after the day on which the Company publicly releases its earnings for such fiscal quarter and (iii) if the Company has notified Lightyear Fund II, Co-Invest, certain other investors and other holders of registrable securities that in the good faith judgment of the Board, it would be materially detrimental to the Company or its security holders for such registration to be effected at such time. In such event, the Company has a right to defer such registration for a period of not more than 30 days after receipt of the request of Lightyear Fund II, Co-Invest or certain other investors, subject to certain timing restrictions and provided that such right to delay a registration may be exercised by the Company only if the Company has generally exercised such delay rights against holders of similar registrable securities

Lightyear Fund II and Co-Invest also have piggy-back registration rights, pursuant to which they will be entitled to request that the Company include any and all of the unregistered shares in any registration statement filed by the Company with respect to an offering of shares of Common Stock, other than any registration statements on Forms S-4 and S-8 and employee benefit or dividend reinvestment plans.

A copy of the Registration Rights Agreement is attached to this statement on Schedule 13D as Exhibit 6. The Registration Rights Agreement is incorporated herein by reference and all descriptions of the Registration Rights Agreement in this statement refer to the Registration Rights Agreement.

(d) Under the Purchase Agreement, the Company has agreed to cause its Board of Directors (the “Board”) and the Bank of the Cascades (the “Company Bank”) and its Board of Directors (the “Bank Board”) to appoint one designee of Lightyear Fund II and Co-Invest, collectively, to each of the Board and the Bank Board. For so long as Lightyear Fund II and Co-Invest, together with their affiliates, own at least 5% or more of all of the outstanding shares of Common Stock, at any election of directors of the Company or the Company Bank, Lightyear Fund II and Co-Invest, collectively, will have the right to nominate one candidate for election to each of the Board and the Bank Board and the Company has agreed to cause such nominee to be recommended by each of the Board and the Bank Board to be elected a Director. Chris Casciato has been appointed to the Board and the Bank Board. Mr. Casciato will assign his rights to all director compensation to Lightyear Capital II, LLC, an affiliate of the Reporting Persons. In connection with his appointment, Mr. Casciato entered into an indemnification agreement with each of the Company and the Company Bank in substantially the forms attached to this statement on Schedule 13D as Exhibit 7 and Exhibit 8.

Subject to any applicable exchange listing standards and independence requirements, Lightyear Fund II and Co-Invest, collectively, will be entitled to elect that its designee on the Board and the Bank Board serve on up to two committees (other than the audit committee) of each of the Board and the Bank Board; this will not restrict the designee from serving on any other committee to which such designee is appointed by the Board or the Bank Board. In addition, for so long as Lightyear Fund II and Co-Invest, together with their affiliates, own at least 5% or more of all of the outstanding shares of Common Stock, Lightyear Fund II and Co-Invest, collectively, will have the right to designate a nonvoting board observer to attend meetings of the Board and the Bank Board.

Pursuant to the Purchase Agreement, following the next annual meeting of the shareholders of the Company, the number of directors on the Board will be ten.

(g) Pursuant to the Purchase Agreement, the Company has also agreed to take all necessary action to eliminate or minimize the effect of any anti-takeover laws, including anti-takeover provisions of the Company’s Articles of Incorporation. In addition, so long as Lightyear Fund II, Co-Invest and their affiliates own at least 5% of the outstanding shares of Common Stock, the Company has agreed not to enter into any poison pill agreement, stockholders’ rights plan or similar agreement, unless such agreement contains an exemption for Lightyear Fund II, Co-Invest and their affiliates.

Other than as described in this statement on Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Company and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) As a result of the issuance of the shares of Common Stock to Lightyear Fund II and Co-Invest in exchange for the purchase consideration, Lightyear Fund II and Lightyear Fund II GP may be deemed to be the beneficial owners of 11,438,500 shares of Common Stock, Co-Invest may be deemed to be the beneficial owner of 30,250 shares of Common Stock, and Lightyear Fund II GP Holdings, Marron & Associates, Chestnut Venture Holdings and Mr. Marron may be deemed to be the beneficial owner of 11,468,750 shares of Common Stock. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement. Based upon 47,047,420 shares of Common Stock outstanding as of January 28, 2011, as provided by the Company, the shares of Common Stock issued to Holdings and Co-Invest constitute approximately 24.31% and 0.06%, respectively, of the issued and outstanding shares of Common Stock.

(b) Lightyear Fund II GP could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II. Each of Lightyear Fund II GP Holdings, Marron & Associates, Chestnut Venture Holdings and Mr. Marron could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II and Co-Invest.

(c) Except as set forth in Item 3 above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transactions in any shares of Company Common Stock during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement, on January 28, 2011, Lightyear Fund II purchased 11,438,500 shares of Common Stock and Co-Invest purchased 30,250 shares of Common Stock for an aggregate purchase price of $45,875,000. The Purchase Agreement includes customary provisions with respect to opinions of counsel and auditors, indemnification and other customary provisions.

The Purchase Agreement and Registration Rights Agreement are described in Item 4 above and are filed as exhibits to this Statement on Schedule 13-D. The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6. The Purchase Agreement and the Registration Rights Agreement are incorporated by reference into this Item 6.

As a condition to the closing of the transactions contemplated by the Purchase Agreement, Lightyear Fund II, Co-Invest and certain of their affiliates made certain commitments to the Board of Governors of the Federal Reserve System, including a commitment not to exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries under the Bank Holding Company Act of 1956, as amended.

Except as set forth in this statement on Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of February 4, 2011

2.	Reference to Timothy Kacani as Attorney-in-Fact

3.	Amended and Restated Securities Purchase Agreement, dated as of November 16, 2010 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 19, 2010)

4.	First Amendment to the Amended and Restated Securities Purchase Agreement, dated as of December 30, 2010

5.	Assignment Agreement, dated as of January 28, 2011

6.	Registration Rights Agreement, dated as of January 28, 2011 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on January 31, 2011)

7.	Form of Indemnification Agreement between the Company and certain of its directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 31, 2011)

8.	Form of Indemnification Agreement between the Company Bank and certain of its directors (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on January 31, 2011)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P., its general partner
By: Lightyear Fund II GP Holdings, LLC, its general partner
By: Marron & Associates, LLC, its managing member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner
By: Marron & Associates, LLC, its managing member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner
By: Marron & Associates, LLC, its managing member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	Marron & Associates, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Vice President

CHESTNUT VENTURE HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Vice President

DONALD B. MARRON, an individual

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Attorney-in-Fact

Dated: February 4, 2011